VIROMENT
Water. Energy. Possibilities.



Viroment – Manure Dewatering Platform

APPLICATIONS

Manure recycled into dried nutrients and a filtered reuse water. Lower costs. Less regulation. Improved Sustainability.

+ Manures
+ Sewage
+ Industrial & organic sludges
+ Aquaculture

Cost: Traditional up to $0.08 / gal vs. Viroment < $0.01 / gal



Stationary


VIROMENT
Water. Energy. Possibilities.

Portable

TECHNOLOGY

Objective

Efficient, Simple Sludge Disposal Solution for Military Base, Municipal, Industrial Facilities

Benefits

+ Reduces sludge transportation by up to 30X
+ Significantly reduced regulatory costs
+ Creates filtered reuse water
+ Drastically lower OPEX
+ No required CAPEX = Immediate savings
+ Option for stationary or portable system

Media

Reuters, MSNBC, CNN, South China News, CGTN Television, Japan Times, Minneapolis Star & Tribune

United States of America Senior Level China Trade Mission with President's Trump and President Xi.

SPECIFICATIONS & TRL

Technology Readiness Level 9

Commercial Application Currently In Place

Unique, Patented Process


DEWATERING ZONE
FILTERING AID
SUCTION
CAKE
CENTRAL DUCT
SOLID PRODUCT
KNIFE
FILTRATION ZONE
SUCTION

VIROMENT
Paul Koenig / CEO
612-799-4405
paul@viroment.com

